UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          WORTHINGTON INDUSTRIES, INC.
      ____________________________________________________________________
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
      ____________________________________________________________________
                         (Title of Class of Securities)

                                    981811 10
      ____________________________________________________________________
                                 (CUSIP Number)

             Michael H. Thomas, 150 E. Wilson Bridge Rd., Suite 230
                      Worthington, Oh 43085 (614) 436-2418
      ____________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices/Communications)


                                February 21, 1997
      ____________________________________________________________________
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. _____

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). (Continued on following page(s))


                               Page 1 of 15 Pages

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      JMAC, Inc.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) __X__
                                                (b) _____

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      OO (Other)

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                            _____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA         (Ohio)

      7.     SOLE VOTING POWER
             See shares owned by JDEL, Inc.

      8.     SHARED VOTING POWER
             See shares owned by JDEL, Inc.

      9.     SOLE DISPOSITIVE POWER
             See shares owned by JDEL, Inc.

      10.    SHARED DISPOSITIVE POWER
             See shares owned by JDEL, Inc.


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Includes shares owned by JDEL, Inc.

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    _____

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
      See shares owned by JDEL, Inc.

13.   TYPE OF REPORTING PERSON*
            CO

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      JDEL, Inc.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) __X__
                                                (b) _____

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      OO (Other)

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                            _____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA         (Delaware)

      7.     SOLE VOTING POWER
             13,402,982

      8.     SHARED VOTING POWER
             -0-

      9.     SOLE DISPOSITIVE POWER
             13,402,982

      10.    SHARED DISPOSITIVE POWER
             -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      13,402,982

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    _____

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
      13.9%

13.   TYPE OF REPORTING PERSON*
            CO

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      John H. McConnell


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) __X__
                                                (b) _____

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      OO (Other)

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                            _____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA         (Ohio)

      7.     SOLE VOTING POWER
             15,786,910 (Includes shares owned by JDEL, Inc.)

      8.     SHARED VOTING POWER
                  -0-

      9.     SOLE DISPOSITIVE POWER
             15,786,910 (Includes shares owned by JDEL, Inc.)

      10.    SHARED DISPOSITIVE POWER
                  -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,786,910 (Includes shares owned by JDEL, Inc.)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    _____

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
      16.4%

13.   TYPE OF REPORTING PERSON*
            IN

 ITEM 1.       SECURITY AND ISSUER.


            This statement relates to Common Stock, $.01 par value per share ("Issuer Shares") of Worthington Industries, Inc. ("Issuer"), 1205 Dearborn Drive, Columbus, OH 43085-4769.


ITEM 2.        IDENTITY AND BACKGROUND.


               (a)-(c) This  statement is being filed by a group  consisting  of
               (i) John H. McConnell whose address is 1205 Dearborn Drive, Columbus, Ohio 43085; (ii) JMAC, Inc., an Ohio corporation ("JMAC") whose address is 150 E. Wilson Bridge Road, Suite 230, Worthington, OH 43085, and (iii) JDEL, Inc., a Delaware corporation ("JDEL") whose address is 1105 N. Market Street, Suite 1300, Wilmington, DE 19899. JMAC is primarily a holding company. JDEL is a wholly-owned subsidiary of JMAC and is an intermediate holding company which holds various stocks and other securities.


               The names and address of the officers and directors of JMAC and JDEL are as follows:


               John H. McConnell - Chairman and Director of JMAC and Director of JDEL. His principal occupation is Chairman Emeritus and Founder of Worthington Industries, Inc. whose address is 1205 Dearborn Drive, Columbus, OH 43085.


               John P. McConnell - Executive Vice President and Director of JMAC and Chairman and Director of JDEL. His principal occupation is Chairman and Chief Executive Officer of Worthington Industries, Inc. whose address is 1205 Dearborn Drive, Columbus, OH 43085.


               Michael H. Thomas - Executive Vice President, Secretary and Treasurer of JMAC and Vice President, Treasurer, Assistant Secretary and Director of JDEL. His principal occupation is with JMAC, whose address is 150 E. Wilson Bridge Road, Suite 230, Worthington, OH 43085.


               John S. Christie - President and Director of JMAC and JDEL. His principal occupation is with JMAC, whose address is 150 E. Wilson Bridge Road, Suite 230, Worthington, OH 43085.


               Michael A. Priest - Vice President and Controller of JMAC and JDEL. His principal occupation is with JMAC, whose address is 150
               E. Wilson Bridge Road, Suite 230, Worthington, OH 43085.


               Edward J. Jones - Secretary and Director of JDEL. His principal occupation is accountant with Delaware Corporate Management at 1105 N. Market Street, Suite 1300, Wilmington, DE 19899.

               (d) and (e) - Neither JMAC, JDEL, nor any of the officers and directors listed above have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in or was the subject of a judgment, decree or final order in joining future violations of or prohibiting or mandating activities in subject to Federal or state securities laws, or finding any violation with respect to such laws.


               (f) JMAC is an Ohio corporation. JDEL is a Delaware corporation. John H. McConnell and all of the above named officers and directors are citizens of the United States of America.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    JDEL acquired  4,965,487  Issuer Shares on February 21, 1997 pursuant to a stock-for-stock exchange in connection with an Agreement of Merger and Plan of Reorganization among The Gerstenslager Company ("Gerstenslager") and its shareholders, and the Issuer and a wholly-owned subsidiary of the Issuer by which the Issuer acquired Gerstenslager. JDEL exchanged its Gerstenslager stock for 4,965,487 Issuer Shares.


                    The other Issuer  Shares owned by JDEL (after  giving effect to stock splits) have been previously reported.


                    The  other  Issuer  Shares  beneficially  owned  by  John H.
               McConnell have been previously reported by John H. McConnell on Form 13G.


ITEM 4.        PURPOSE OF TRANSACTION


                    See  response  to Item 3 which  is  incorporated  herein  by reference.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER


                    (a) and (b) JDEL now owns  13,402,982  Shares (13.9%) of the
               Issuer's Common Stock. The Board of Directors of JDEL has given John H. McConnell sole power to vote and direct disposition of all of the Issuer Shares. JMAC may be deemed a beneficial owner of the Issuer Shares owned by JDEL since it owns all of the outstanding stock of JDEL.


                    John H.  McConnell  has the sole power to vote or direct the vote of and to dispose of or direct the disposition of 15,786,910 Issuer Shares (16.4% of Issuer's Shares outstanding). These shares include the 13,402,982 Issuer Shares held by JDEL and 86,487 Issuer Shares which may be acquired within 60 days upon exercise of options under Issuer's Employee Stock Option Plan. These shares exclude 506,250 Issuer Shares held by Mr.

               McConnell's wife, as to which shares beneficial ownership is disclaimed.


                    John S.  Christie  has the sole power to vote and dispose of
               1,000 Issuer Shares and the power to dispose of an additional 2,018 Issuer Shares held by a corporation.


                    Michael H.  Thomas has the sole power to vote and to dispose of 141,877 Issuer Shares.


                    Neither  Michael  Priest  nor Edward  Jones have  beneficial ownership of any Issuer Shares.


                    John P.  McConnell  has the sole power to vote or direct the vote of, and the power to dispose of or direct disposition of, 902,318 shares (1.0%) of Issuer's Common Stock. These shares include 29,879 shares held as custodian for his minor children, as to which shares beneficial ownership is disclaimed, and 20,000 shares which may be acquired within 60 days upon the exercise of options under Issuer's Employee Stock Option Plan.


                    (c) Michael H. Thomas acquired 141,877 Issuer Shares in connection with the Agreement of Merger and Plan of Reorganization involving Gerstenslager, its shareholders, the Issuer and the wholly-owned subsidiary of the Issuer in connection with a stock-for-stock exchange of Gerstenslager Stock for the Issuer Shares. The transaction is further described in the response to Item 3.


                    See  response  to Item 3 with  respect to the Issuer  Shares acquired by JDEL, which is incorporated by reference herein.


                    (d) - (e) Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                    The Board of Directors  of JDEL has given John H.  McConnell sole power to vote and direct the disposition of the Issuer Shares owned by JDEL.


                    John H.  McConnell,  who is an officer and  director of JMAC and a director of JDEL, is the father of John P. McConnell, who is an officer and director of JMAC and JDEL.


                    The  information  contained in Item 5 with respect to Issuer
               Shares subject to option under the Issuer's Employee Stock Option Plan is incorporated herein by reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.


               Exhibit A - Resolution adopted by the Board of Directors of JDEL giving John H. McConnell authority to vote and direct the disposition of the Shares - filed with Amendment No. 1.


               Exhibit B - Form of Stock Option Agreement held by John H. McConnell and John P. McConnell.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    /s/ John H. Mcconnell
                                    ____________________________________________
Dated:  February 28, 1997              John H. McConnell

                                    JMAC, INC.

                                    By: /s/ John P. Mcconnell
                                    ____________________________________________
Dated:  February 28, 1997              John P. McConnell, Chairman

                                    JDEL, INC.

                                    By:   John P. Mcconnell
                                    ____________________________________________
Dated:  February 28, 1997              John P. McConnell, Chairman

                                    EXHIBIT A

                 Resolution of Board of Directors of JDEL, Inc.





               RESOLVED, that the sole power to vote and to make investment decisions regarding all shares of the Common Stock of Worthington Industries, Inc. held of record by this Corporation be, and it hereby is, vested solely in John H. McConnell.

                                    EXHIBIT B

                      NON-QUALIFIED STOCK OPTION AGREEMENT


     THIS AGREEMENT is effective as of the date specified in the Notice of Grant, attached, between Worthington Industries, Inc., a Delaware corporation (sometimes hereinafter called the "Company"), and the Optionee listed on the Notice of Grant.

                              W I T N E S S E T H:

     WHEREAS, the shareholders of the Company and the Company's Board of Directors have approved the Worthington Industries, Inc. 1990 Stock Option Plan (the "Plan");


     WHEREAS, the Committee (hereinafter called the "Committee") appointed by the Board of Directors of the Company to administer the Plan has determined that the Optionee is eligible to participate in the Plan; and that a non-qualified stock option to acquire common shares of the Company should be granted to the Optionee upon the terms and conditions set forth in this Agreement;


     NOW, THEREFORE, in consideration of the premises, the parties hereto make the following agreement, intending to be legally bound thereby:


Section 1.  GRANT OF OPTION.


     The Company hereby grants to the Optionee a non-qualified (non-incentive) stock option (sometimes hereinafter called the "Option") to purchase the number shares of Common Stock , $.01 par value, of the Company ("Common Shares") listed in the Notice of Grant.


Section 2.  TERMS AND CONDITIONS OF THE OPTION.


(A) OPTION PRICE. The purchase price (sometimes hereinafter called the "Option Price") to be paid by the Optionee upon the exercise of all or any part of the Option shall be the price listed in the Notice of Grant.


(B) OPTION TERM. The Option shall in no event be exercisable after the expiration of ten (10) years from the date of this Agreement.


(C) LIMITATIONS ON EXERCISE. The Option may not be exercised by the Optionee prior to twelve months from the date of this Agreement. Thereafter, the Optionee may exercise the Option as follows:


          (1) At any time after twelve (12) months from the date hereof as to twenty percent (20%) of the shares subject to the Option.


          (2) At any time after twenty-four (24) months from the date hereof as to an additional twenty percent (20%) of the shares subject to the Option.

          (3) At any time after thirty-six (36) months from the date hereof as to twenty percent (20%) of the shares subject to the Option.


          (4) At any time after forty-eight (48) months from the date hereof as to twenty percent (20%) of the shares subject to the Option.


          (5) At any time after sixty (60) months from the date hereof as to twenty percent (20%) of the shares subject to the Option.


     The vesting schedule is listed in the Notice of Grant.


     Except as otherwise provided herein, the Optionee may not exercise any part of the Option unless, at the time of such exercise, the Optionee has been in the continuous employment of the Company or a subsidiary of the Company since the date of this Agreement. The Committee shall have the sole discretion to decide whether leaves of absence for government or military service, illness, temporary disability or other reasons shall be deemed not to interrupt continuous employment for purposes of this paragraph.


(D) EFFECT OF TERMINATION OF EMPLOYMENT. The Optionee shall not be entitled to exercise the Option after the Optionee ceases to be an employee of the Company or a subsidiary of the Company, except that:


            (1) RETIREMENT. If the Optionee ceases to be an employee as a result of retirement, the vested portion of the Option may be exercised within twelve months after the date on which the Optionee ceases to be an employee (but in no event later than the date of expiration of the Option term); and


            (2) DISABILITY. If the Optionee ceases to be an employee by reason of a disability, as determined by the Committee, the Option may be exercised within twelve months after the date on which the Optionee ceases to be an employee (but in no event later than the date of the expiration of the Option Term).


      If the Option is exercised pursuant to this paragraph (D), it may be exercised by the Optionee for the number of shares for which it could have been exercised at the time the Optionee ceased to be an employee or for such greater number of shares subject to the Option as to which the Committee may authorize an acceleration of time of exercise under the Option.


(E) EFFECT OF DEATH. If the Optionee dies and at the time of his death is entitled to exercise the Option, the vested portion of the Option may be exercised within twelve months after the date of death (but no later than the date of expiration of the Option term) by the Optionee's estate, or by a person who acquired the right to exercise such Option by bequest or inheritance. The Option may be exercised only as to the number of shares for which it could have been exercised at the time of the Optionee's death or for such greater number of shares subject to the Option as to which the Committee may authorize an acceleration of time under the Option.

Section 3.  METHOD OF EXERCISE.


A. NOTICE AND PAYMENT. The Option may be exercised, in whole or in part, by giving written notice of exercise to the Company, Attn: General Counsel or Corporate Compensation Manager, specifying the number of Common Shares to be purchased. Such notice shall be accompanied by payment in full of the purchase price.


B. METHOD OF PAYMENT. The purchase price shall be paid in cash or, if acceptable to the Committee in its sole discretion, in Common Shares already owned by the Optionee valuing Common Shares at Fair Market Value (as defined in the Plan) on the date of exercise. The Committee shall determine acceptable methods for tendering Common Shares and may impose such conditions on the use of Common Shares as it deems appropriate.


C. WITHHOLDING TAXES. The Company and its subsidiaries shall have the right to require the Optionee to pay, or may withhold from the Optionee's wages or from other amounts payable to such Optionee, an amount necessary to meet any federal, state or local tax withholding requirements which may arise as a result of the exercise of the Option. The Committee may permit the Optionee to deliver already owned Common Shares having a Fair Market Value sufficient to satisfy all or part of the withholding taxes.


D. DELIVERY OF STOCK CERTIFICATES. After payment has been received, the Company shall take all action as is necessary to deliver appropriate share certificates evidencing the shares purchased upon the exercise of the Option as promptly thereafter as is reasonably practicable.


E. EXERCISE BY BENEFICIARY. In the case of exercise of the Option by a person or estate acquiring the right to exercise the Option by bequest or inheritance, the Company may require reasonable evidence as to the ownership of the Option and may require such consents and releases of taxing authorities as the Company may deem advisable.


Section 4.  ADJUSTMENT UPON CHANGE OF SHARES.


     In the event of a reorganization, merger, consolidation, reclassification, recapitalization, combination or exchange of shares, stock split, stock dividend, rights offering or other events affecting the issued and outstanding shares of the Company, the Company may equitably adjust the number and class of the shares for which the Option may thereafter be exercised and/or the exercise price per share.

Section 5.  NON-ASSIGNABILITY OF THE OPTION.


     The Option is not assignable or otherwise transferable by the Optionee except by will or by the laws of descent and distribution. The Option may not be exercised during the lifetime of the Optionee except by the Optionee.


Section 6.  RESTRICTIONS ON EXERCISE.


     Anything   contained  in  this  Agreement  or  elsewhere  to  the  contrary notwithstanding:


(A) The Option shall not be exercisable for the purchase of any shares subject thereto except for:


          (1) Shares subject thereto which at the time of such exercise are registered under the Securities Act of 1933, as amended (the "Act"), if required; and


          (2) Shares subject thereto in respect of which the laws of any state applicable to such exercise and purchase has been satisfied.


(B) If any shares subject to the Option are issued upon the exercise thereof to a person who (at the time of such exercise or at any time thereafter) controls, is controlled by or is under common control with the Company, then: such shares shall not be transferable by the holder thereof, and neither the Company nor its transfer agent or registrar, if any, shall be required to register or otherwise to give effect to any transfer thereof and may prevent any such transfer, unless the Company shall have received an opinion from its counsel to the effect that any such transfer would not violate the Act or the applicable laws of any state; and


(C) The Company may cause any share certificate issued to evidence shares as to which the Option has been exercised to bear such legends and statements as the Company shall deem advisable to assure compliance with applicable federal and state laws and regulations.


(D) Nothing contained in this Agreement or elsewhere shall be construed to require the Company to take any action whatsoever to eliminate the restrictions imposed by this Section (6) upon the exercise of the Option or upon the transfer of shares purchased upon the exercise of the Option.


Section 7.  RIGHTS OF OPTIONEE.


     The Optionee shall have no rights as a shareholder of the Company with respect to any Common Shares covered by the Option until the date of issuance of a certificate to him evidencing such shares.

Section 8.  PLAN AS CONTROLLING.


     All terms and conditions of the Plan applicable to non-qualified stock options which are not set forth in this Agreement shall be deemed incorporated herein by reference. In the event that any term or condition of this Agreement is inconsistent with the terms and conditions of the Plan, the Plan shall be deemed controlling.


Section 9.  GOVERNING LAW.


     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.


Section 10.  RIGHTS AND REMEDIES CUMULATIVE.


     All rights and remedies of the Company and of the Optionee enumerated in this Agreement shall be cumulative and, except as expressly provided otherwise in this Agreement, none shall exclude any other rights or remedies allowed at law or in equity, and each of said rights or remedies may be exercised and enforced concurrently.


Section 11.  CAPTIONS.


     The captions contained in this Agreement are included only for convenience of reference and do not define, limit, explain or modify this Agreement or its interpretation, construction or meaning and are in no way to be construed as a part of this Agreement.


Section 12.  SEVERABILITY.


     If any provision of this Agreement or the application of any provision thereof to any person or any circumstance shall be determined to be invalid or unenforceable, then such determination shall not affect any other provision of this Agreement or the application of said provision to any other person or circumstance, all of which other provisions shall remain in full force and in effect.


Section 13.  NUMBER AND GENDER.


     When used in this Agreement, the number and gender of each pronoun shall be construed to be such number and gender as the context, circumstances or its antecedent may require.


Section 14.  ENTIRE AGREEMENT.


     This Agreement constitutes the entire Agreement between the Company and the Optionee in respect of the subject matter of this Agreement, and this Agreement supersedes all prior and contemporaneous agreements between any party hereto in connection with the subject matter of this Agreement. No officer, director, employee or other servant or agent of the Company, and no servant or agent of the Optionee, is authorized to make any representation, warranty or other promise not contained in this Agreement. No change, termination or attempted waiver of any of the provisions of this Agreement shall be binding upon any party hereto unless contained in a writing signed by the party to be charged.


Section 15.  ENGAGING IN COMPETITION WITH THE COMPANY.


     In the event the Optionee terminates employment with the Company or its Subsidiaries for any reason whatsoever and within eighteen (18) months after the date thereof accepts employment within any competitor of, or otherwise engages in competition with, the Company or its Subsidiaries, the Committee in its sole discretion may require the Optionee to return to the Company the economic value of any Option which is exercised at any time during the period beginning six months prior to the date of the Optionee's termination of employment with the Company or its Subsidiaries.

                                    EXHIBIT C

                             JOINT FILING AGREEMENT



     In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13d (including any amendments thereto) with respect to the shares of Common Stock of Worthington Industries beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 28th day of February, 1997.


                              /s/ John H. Mcconnell
                              ____________________________________________
                                  John H. Mcconnell

                                    JMAC, INC.



                              By: /s/ John P. Mcconnell
                              ____________________________________________
                                  John P. Mcconnell, Chairman


                                    JDEL, INC.



                              By: /s/ John P. Mcconnell
                              ____________________________________________
                                  John P. Mcconnell, Chairman